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                      [LETTERHEAD OF ARTHUR ANDERSON LLP]

                     REPORT OF INDEPENDENT AUDITORS REPORT

The Stockholder
To New South Federal Savings Bank:

We have examined managements assertion about NEW SOUTH FEDERAL SAVING BANKSs compliance with the minimum servicing standards identified in the Mortgage Bankers Association of Americas Uniform Single Attestation Program for Mortgage Bankers (USAP) and that New South Federal Savings Bank had in effect a fidelity bond and an errors and omissions policy in the amounts of $6,000,000 and $6,000,000, respectively, as of and for the year ended December 31, 1999, included in the accompanying managements compliance assertion. Management is responsible for New South Federal Savings Banks compliance with those minimum servicing standards and for maintaining a fidelity bond and an errors and omissions policy. Our responsibility is to express an opinion on managements assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about New South Federal Savings Banks compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on New South Federal Savings Banks compliance with the minimum servicing standards.

In our opinion, managements assertion that New South Federal Savings Bank complied with the aforementioned minimum servicing standards and that New South Federal Savings Bank had in effect a fidelity bond and an errors and omissions policy in the amounts of $6,000,000 and $6,000,000 respectively, as of and for the year ended December 31, 1999, is fairly stated, in all material respects.


/s/ Arthur Anderson LLP
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Arthur Anderson LLP
Birmingham, Alabama
March 3, 2000